August 5, 2025

Alex Xu
Chief Financial Officer
Qfin Holdings, Inc.
7/F Luijazui Finance Plaza, No. 1217 Dongfang Road
Pudong New Area, Shanghai 2000122 PRC

       Re: Qfin Holdings, Inc.
           Form 20-F for the year ended December 31, 2024
           Response dated July 31, 2025
           File No. 001-38752
Dear Alex Xu:

       We have reviewed your July 31, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our July 17,
2025 letter.

Form 20-F for the year ended December 31, 2024
Risk Factors
Changes in China's economic, political or social conditions or government policies could have a material adverse effect..., page 54

1. We note your response to prior comment 1, including where you propose to disclose
       that    The regulatory environment in China is subject to change, and companies
       operating in China, including ours, may be affected by evolving government policies and regulations. As a result, investors of our Company may face uncertainties related to the regularly landscape and economic policies in China. The Chinese government
       also directs China   s economic growth       The proposed revisions do
not fully restore
       your disclosure to the disclosure as contained in the Form 20-F filed April 27, 2023.
       As previously requested, please revise to instead disclose that the PRC government has significant authority to exert influence on the ability of a China-based company to
 August 5, 2025
Page 2

       conduct its business, that investors face potential uncertainty from the PRC government, and that the Chinese government exercises significant control over the
       Chinese economy, as you previously disclosed in the Form 20-F filed April 27, 2023.
        Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Haiping Li